EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Year Ended August 31, 2012

Name	Incorporation	Percent Owned

Penford Corporation	Washington

Penford Products Co.	Delaware	100%

Penford Carolina LLC	Delaware	100%

Carolina Starches, LLC	South Carolina	100%

Penford Holdings Pty. Limited	New South Wales, Australia	100%

Penford Australia Limited	New South Wales, Australia	100%

Penford Export Corporation	U.S. Virgin Islands	100%